DC

No Act
P.E. 1-8-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



March 7, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2007

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

Dear Mr. Grabar:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to Home Depot by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 10, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR 15 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

January 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal"), dated December 7, 2006, made by Kenneth Steiner (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. Based on the expected filing date of the Company's definitive 2007 Proxy Materials, this letter is timely under Rule 14a-8(j).

The Company believes that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The letter from the Proponent setting forth the Proposal and supporting statement is attached as Exhibit A to this letter. In response to the Proposal and another similar proposal from another shareholder, on January 4, 2007, the Board of Directors (the "Board") adopted a new executive compensation recoupment policy (the "Company Policy"). A copy of the Company Policy is attached as Exhibit B to this letter. The Company Policy is part of the Company's Corporate Governance Guidelines and is available on the Company's website at http://ir.homedepot.com/governance/home.cfm. Following the adoption of the Company Policy, the other shareholder promptly withdrew its proposal.

Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, a proposal need not be implemented in full or precisely as presented by a proponent. Instead, the standard is one of substantial implementation. Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar. 28, 1991). The standard for deciding whether a proposal has been "substantially implemented" does not include the means of implementation of such proposal. As the Commission noted in adopting the predecessor of paragraph (i)(10), "mootness [of a proposal] can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." Rel. No. 34-12994 (Dec. 3, 1976). Thus, in *Intel Corp.* (Feb. 14, 2005), the Staff granted no-action relief permitting exclusion of a proposal that called for a policy of expensing future stock options because it was substantially implemented by the company through an adoption of an accounting standard. Similarly, in *Sun Microsystems, Inc.* (Sept. 12, 2006), the Staff permitted exclusion of a proposal requesting shareholder approval of a poison pill through charter or bylaw amendment that was already substantially implemented through the company's policy.

The Proposal is for a shareholder resolution requesting the Board:

> to adopt a bylaw for our board to recoup for the benefit of our company all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved.

The Company Policy provides in pertinent part as follows:

> To the extent permitted by law, if the Board of Directors, or a committee thereof, determines that any bonus, incentive payment, equity award or other compensation has been awarded or received by an executive officer of the Company, as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and that such compensation was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct, then the Board or a committee thereof, shall recover from the officer such compensation (in whole or in part) as it deems appropriate under the circumstances.

The Proposal has been substantially implemented by the Company Policy. While the Company Policy differs in some details from the Proposal, the differences are consistent with the main purposes of the Proposal. The differences are described below.

- Persons covered

The Proposal uses the undefined term "senior executives" to identify the class of persons who may be subject to recoupment. The Company Policy applies to executive officers as defined under an Exchange Act rule. The Company Policy is accordingly more complete than the Proposal in defining the persons to whom it applies. By providing additional precision, the Company Policy substantially implements the Proposal.

- Types of compensation covered

The Proposal applies to "incentive bonuses or other incentive payments." The Company Policy applies to "any bonus, incentive payment, equity award or other compensation," which is substantially broader. It is clear that in this respect the Company Policy substantially implements the Proposal.

- Triggers

The Proposal applies if performance targets "were later reasonably determined to have not been achieved." The Company Policy applies if an officer's compensation "was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct." The Company Policy is clearer and identifies a reasonable standard for identifying the circumstances to which it applies, and accordingly it substantially implements the Proposal.

- Policy vs. bylaw

The Board adopted the Company Policy, while the Proposal "requests" that the Board adopt a bylaw amendment.

The Company believes that the implementation of the Proposal through a Board-adopted policy is substantially equivalent to implementation by a Board-adopted bylaw. The Board would be subject to the same processes and the same fiduciary duties in considering whether to recover the incentive compensation of the senior executives for the benefit of the Company as requested by the Proposal, whether this is in the bylaw or in a Board policy. The Proposal itself contemplates the possibility of adopting the Proposal as a policy. In short, the adoption of the Proposal would make no difference. This point is addressed more fully in the opinion of Delaware counsel Richards, Layton & Finger, P.A. (the "RL&F Opinion"), attached as Exhibit C to this letter.

As demonstrated above and in the RL&F Opinion, adoption of the Proposal to replace or supplement the Company Policy would have no practical consequence. Moreover, as part of the process of adopting the Company Policy, the Board has already given full consideration to the subject matter of the Proposal and has determined that a corporate policy fully addressing that subject matter is the most appropriate measure. Where the Board has already fully addressed the matter in question after full consideration, the Company is permitted under paragraph (i)(10) to exclude from the proxy statement a proposal that differs inconsequentially from the approach the Board has taken.

Based on the foregoing comparison, the Company believes it is clear that the Proposal has been substantially implemented by the Company Policy and accordingly may be excluded from the 2007 Proxy Materials.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(10) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /AC

Nicolas Grabar

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Mr. Steiner's Letter and Proposal)

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Robert L. Nardelli
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



10/29/06

Kenneth Steiner

cc: Frank L. Fernandez
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
F: 770-384-5552
F: 770-384-2739

[Rule 14a-8 Proposal, December 7, 2006]

3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board to adopt a bylaw for our board to recoup for the benefit of our company all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. If it is absolutely impossible for this to be adopted as a bylaw, then this would be adopted as a policy. The Securities and Exchange Commission said there is a substantive distinction between a policy and a bylaw.

This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Restatements are one means to determine unearned bonuses.

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates. There is no excuse for over-compensation based on discredited earnings at any company.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "F" in Overall Board Effectiveness.
  - "Very High Concern" in Board Composition.
  - "Very High Concern" in CEO Compensation – $31 million.
  - "High" in Overall Governance Risk Assessment

- We had no Independent Board Chairman – Independent oversight concern.
- Cumulative voting was not allowed.
- There are too many active CEOs on our board with 7 – Over-commitment concern.
- Our Directors still had a $1 million gift program – Conflict of interest concern.

- Five directors held 4 to 10 board seats – Over-commitment concern.
  - Mr. Langone
  - Mr. Gonzalez
  - Mr. Hill
  - Mr. Jackson
  - Mr. Clendenin
- Three directors had 28-years tenure – Independence concern.
  - Mr. Langone
  - Mr. Hart

Mr. Marcus

• Three directors had potentially compromising non-director links to our company – Independence concern.

Mr. Langone

Mr. Hart

Mr. Marcus

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Recoup Unearned Management Bonuses
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

(The Home Depot, Inc.'s Executive Compensation Recoupment Policy)

RESOLUTION APPROVING CLAWBACK POLICY

RESOLVED, that the Board deems it to be in the best interest of the Company and its shareholders to adopt the following clawback policy:

> To the extent permitted by law, if the Board of Directors, or a committee thereof, determines that any bonus, incentive payment, equity award or other compensation has been awarded or received by an executive officer of the Company, as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and that such compensation was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct, then the Board or a committee thereof, shall recover from the officer such compensation (in whole or in part) as it deems appropriate under the circumstances. Further, following a restatement of the Company's financial statements, the Company shall recover any compensation received by the CEO and CFO that is required to be recovered by Section 304 of Sarbanes-Oxley Act of 2002.
>
> In determining whether to recover a payment, the Board shall take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation. The Board shall have sole discretion in determining whether an officer's conduct has or has not met any particular standard of conduct under law or Company policy.

RESOLVED FURTHER, that the Board authorizes and directs the Company's General Counsel to revise the Company's Corporate Governance Guidelines, and any committee charter deemed appropriate, to reflect such policy in substantially the form set forth above.

Exhibit C

(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 8, 2007

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent") that the Proponent intends to present at the 2007 annual meeting of the shareholders of the Company (the "2007 Annual Meeting"). In this connection, you have requested our opinion as to certain matters of Delaware law.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended and restated effective August 24, 2006 (the "By-laws");

(iii) the Company Policy (as defined below); and

(iv) the letter, dated October 29, 2006, from the Proponent, attaching the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

The Proposal provides, in pertinent part:

> RESOLVED: Shareholders request our board to adopt a bylaw for our board to recoup for the benefit of our company all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. If it is absolutely impossible for this to be adopted as a bylaw, then this would be adopted as a policy.

After considering the Proposal, the Board of Directors of the Company (the "Board") adopted the following executive compensation clawback policy (the "Company Policy"):

> To the extent permitted by law, if the Board of Directors, or a committee thereof, determines that any bonus, incentive payment, equity award or other compensation has been awarded or received by an executive officer of the Company, as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and that such compensation was based on any financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct, then the Board or a committee thereof, shall recover from the officer such compensation (in whole or in part) as it deems appropriate under the circumstances. Further, following a restatement of the Company's financial statements, the Company shall recover any compensation received by the CEO and CFO that is required to be recovered by Section 304 of Sarbanes-Oxley Act of 2002.
>
> In determining whether to recover a payment, the Board shall take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation. The Board shall have sole discretion in determining

> whether an officer's conduct has or has not met any particular standard of conduct under law or Company policy.

The Company is considering omitting the Proposal from its proxy materials for the 2007 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has substantially implemented the Proposal by adopting the Company Policy. In this connection, you have requested our opinion as to whether, regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws, the Board would be subject to the same fiduciary duties under Delaware law and in carrying out such duties must undertake the same analysis and use the same decision-making process in deciding how to proceed under the Company Policy and whether to alter, amend or repeal the Company Policy.

DISCUSSION

Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides the starting point for analyzing the issue of whether the Board would be subject to the same fiduciary duties under Delaware law and in carrying out such duties must undertake the same analysis and use the same decision-making process in deciding how to proceed under the Company Policy and whether to alter, amend or repeal the Company Policy, regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws. Section 141(a) provides, in relevant part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a); see also Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) ("[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation"). Thus, Section 141(a) provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of the corporation. See Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Accordingly, the Board has the full power and authority to manage the Company's business and affairs, which includes the authority to adopt resolutions and policies.

Section 109(a) of the General Corporation Law also provides a statutory source of Board authority at issue here. Section 109(a) provides, in relevant part, that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors...." 8 Del. C. § 109(a). Article SEVENTH of the Certificate of Incorporation provides that the Board "shall have the power to make, alter or repeal the by-laws of the Corporation". Consistent with the Certificate of Incorporation, the By-laws provide that "the Board ... shall have the power to adopt, amend or repeal the By-laws of the Corporation by the affirmative action of a majority of its members." Therefore, neither the Certificate of Incorporation nor the By-laws limit the Board's authority to alter, amend or repeal the By-laws, as provided by Section 109(a).

A board of directors may exercise its managerial authority by using any of the following methods. It may take action on specific matters by adopting resolutions. 8 William Meade Fletcher, Cyclopedia of the Law of Private Corporations § 4166 (perm. ed. rev. vol. 2001). It may also act by establishing board policies, which generally govern forward-looking matters. Under either of those methods, a board of directors retains the authority to amend or rescind the action taken, absent some binding agreement limiting the board's ability to do so.[1] In fact, according to the Delaware Court of Chancery (the "Court of Chancery"), that proposition is an "elementary principle of corporate law." Unisuper Ltd. v. News Corp., C.A. 1699-N, slip op. at 13 (Del. Ch. Dec. 20, 2005).

The Court of Chancery has also consistently stated that, where a board of directors has been granted full power and authority to adopt, amend and repeal bylaws (such as in the Board's case), the board of directors is vested with the power to exercise unilaterally such authority. See Kidsco. Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch.) (stating that "although the by-laws are a contract between the corporation and its stockholders, ... the contract was subject to the board's power to amend the by-laws unilaterally," and the stockholders had no "vested right" to prohibit such an amendment) (citation omitted), aff'd, 670 A.2d 1338 (Del. 1995) (TABLE); Am. Int'l Rent a Car v. Cross, 1984 WL 8204, at *3 (Del. Ch. May 9, 1984) (declining to enjoin the board's bylaw amendment that had been submitted to the stockholders because the plaintiff failed to meet its burden of rebutting the presumption that the board acted in the good faith belief that its actions were in the best interests of the corporation and its stockholders).

Regardless of the method by which the Board chooses to exercise its managerial authority as discussed above, the members of the Board are charged with an unyielding fiduciary duty to protect the Company's interests and to act in the best interests of the Company's shareholders. In particular, the members of the Board owe to the Company and its shareholders a duty of care and a duty of loyalty, which are summarized below.[2]

---

[1] We are unaware of any agreement that limits the Board's ability to alter, amend or repeal the Company Policy. Furthermore, we assume, for purposes of our opinion as expressed herein, that no such agreement exists.

[2] In the past, the duty of good faith had been a part of the "triad" of fiduciary duties. Malone v. Brincat, 722 A. 2d 5, 10 (Del. 1998). However, the Court of Chancery

The duty of care requires a director in managing the corporation's affairs to exercise the degree of care that an "ordinarily careful and prudent [person] would use in similar circumstances." Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963). Prior to making a business decision, directors must call forth and consider all material information reasonably available to them. See In re Nat'l Auto Credit, Inc. S'holders' Litig., 2003 WL 139768, at *12 (Del. Ch. Jan. 10, 2003) (quoting Brehm v. Eisner, 746 A.2d 244, 259 (Del. 2000)).

The duty of loyalty requires directors to make decisions based on the best interests of the corporation. A director satisfies the duty of loyalty "when he is in a position to base his decision on the merits of the issue rather than being governed by extraneous considerations or influences." Kaplan v. Wyatt, 499 A.2d 1184, 1189 (Del. 1985). A director may not maintain his or her impartiality if he or she appears on both sides of a transaction, has a material personal financial interest in the decision which is separate from that to be received by other stockholders, or if he or she is dominated by a controlling person having such an interest.

As articulated by the Delaware courts, the fiduciary duties of care and loyalty are the "constant compass by which all director actions for the corporation and interactions with its stockholders must be guided." Jackson Nat. Life Ins. Co. v. Kennedy, 741 A.2d 377, 386 (Del. Ch. 1999) (emphasis added) (citing Malone, 722 A.2d at 10). Indeed, the Delaware courts have consistently applied such fiduciary duty principles in cases where the board of directors has unilaterally adopted bylaw amendments and board policies. See, e.g., Schnell v. Chris-Craft Ind., Inc., 285 A.2d 437, 439 (Del. 1971) (invalidating, based on a breach of fiduciary duty, a board-adopted bylaw amendment governing annual meeting date); News Corp., slip op. at 15-17 (applying fiduciary principles in analyzing the validity of a board-adopted policy regarding a corporation's "poison pill"); Hubbard v. Hollywood Park Realty Enter., Inc., 1991 WL 3151, at *10-11 (Del. Ch. Jan. 14, 1991) (addressing whether the board of directors breached its fiduciary duties in enacting an advance notice bylaw); Phillips v. Insituform of N. Am., 1987 WL 16285, at *11 (Del. Ch. Aug. 27, 1987) (questioning whether the board of directors satisfied its fiduciary duties in adopting a bylaw amendment that equipped one of two classes of stock with an effective veto power).

Based on the foregoing, the members of the Board must satisfy their duty of care and duty of loyalty when considering how to proceed under the Company Policy and whether to alter, amend or repeal the Company Policy regardless of whether the Company Policy were implemented as a Board-adopted policy or bylaw amendment. In particular, the members of the Board would be required to, among other things: (i) review and carefully consider all available

---

recently stated that "the obligation to act in good faith does not establish an independent fiduciary duty that stands on the same footing as the duties of care and loyalty," and that "[o]nly the latter two duties, where violated, may directly result in liability, whereas a failure to act in good faith may do so, but indirectly." Stone v. Ritter, 2006 WL 3169168, at *6 (Del. Ch. Nov. 6, 2006).

material information prior to approving any such proposed action; (ii) consider whether they need the advice of outside advisors or experts, such as outside legal advisors, an investment banker or other financial advisors; and (iii) determine in good faith whether approving or disproving such proposed action would be in the best interests of the Company and its shareholders.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that, regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws, the Board would be subject to the same fiduciary duties under Delaware law and in carrying out those duties must undertake the same analysis and use the same decision-making process in deciding how to proceed under the Company Policy and whether to alter, amend or repeal the Company Policy.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/MYM

From:	CFLETTERS
Sent:	Wednesday, January 10, 2007 4:10 PM
To:	
Cc:	
Subject:	FW: The Home Depot, Inc. (HD) Shareholder Position on Company No-Action Request (John Chevedden)
Follow Up Flag:	Follow up
Flag Status:	Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 10, 2007 4:08 PM
To: CFLETTERS
Cc: Frank L. Fernandez
Subject: The Home Depot, Inc. (HD) Shareholder Position on Company No-Action Request (John Chevedden)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is an initial response to the company January 8, 2007 no action request. The company request seems to run counter to a recent precedent that was upheld upon reconsideration.

The company policy does not implement the proposal because the company policy allows all executives, under a particular ³incentive² plan, who did not cause the unearned bonus to receive an unearned bonus. This creates an incentive and a culture for executives to ignore a cooking of the books because the only the book-cooker will be penalized under the current company policy. All others, covered by the same ³incentive² plan will get an unearned and undeserved bonus. Thus all executives, under the same ³incentive plan² who watch the book-cooking in silence, will be rewarded with a free bonus.

Thus under the company Policy if there is an unearned bonus given to 100 executives and only one executive was at fault, the company lets 99 executives keep their unearned bonuses. In this instance the company policy would have 1% of the impact of the rule 14a-8 proposal. The company provides no precedent where 1% of the impact of a rule 14a-8 proposal constituted substantial implementation.

Another comparison of the company's puny policy would be if the one person, who cooked the books, received an undeserved $10,000 bonus out of a $1 million bonus pool paid to 100 executives, then the shareholders could lose a potential $990,000 recovery compared to this rule 14a-8 proposal.

Furthermore the company would have little incentive to commence legal action to recover a $10,000 bonus compared to the effort-to-reward ratio in a recovery of $1 million under this rule 14a-8 proposal.

In a similar situation Bristol-Myers was not able to exclude a rule 14a-8 proposal on this topic: Bristol-Myers Squibb Co. (February 20, 2006) and Bristol-Myers Squibb Co. (Recon.) (March 17, 2006) .

Bristol-Myers Squibb Co.
WSB No.: 0221200647
Public Availability Date: Monday, February 20, 2006
Abstract:
...A shareholder proposal, which requests that this company's board change the by-laws if practicable so that in the event of a significant restatement or write-off the board will review performance-based awards and recoup to the fullest extent possible awards to the extent that performance targets were not achieved, may not be omitted from the company's proxy material under rule 14a-8 (I) (3) , (i) (6) or (i) (10) .

Bristol-Myers Squibb Co. (Recon.)
WSB No.: 0320200612
Public Availability Date: Friday, March 17, 2006
Abstract:
...The staff finds no basis to reconsider its position taken in Bristol-Myers Squibb Co., SEC No-Action Letters Ind. & Summaries (WSB) #
0221200647 (February 20, 2006) , in which it held that a shareholder proposal, which requests that this company's board change the by-laws if practicable so that in the event of a significant restatement or write-off the board will review performance-based awards and recoup to the fullest extent possible awards to the extent that performance targets were not achieved, may not be omitted from the company's proxy material under rule 14a-8 (i) (3) , (i) (6) or (i) (10) .

To address another issue raised by the company, another Bristol-Myers Squibb Co. (March 9, 2006) case states: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank L. Fernandez <Frank_Fernandez@homedepot.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

The proposal requests that the board adopt a bylaw to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined not to have been achieved.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Ted Yu
Special Counsel

END